

October 25, 2021

SSR MINING ANNOUNCES CLOSING OF ITS NON-CORE ROYALTY PORTFOLIO SALE TO EMX ROYALTY CORPORATION

DENVER – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) ("SSR Mining") is pleased to announce that it has closed the sale of a portfolio of non-core royalty interests and the right to certain deferred payments (the "Transaction") to EMX Royalty Corporation ("EMX") on October 21, 2021. SSR Mining has acquired, as partial consideration under the Transaction, 12,323,048 common shares of EMX (the "EMX Common Shares"). EMX is a precious, base and battery metals royalty company with its head office located in Vancouver, British Columbia.

As a result of the Transaction, announced on July 29, 2021, EMX received a non-core royalty portfolio consisting of 16 geographically diverse royalties and the right to certain deferred payments previously owing to SSR Mining. In exchange, SSR Mining acquired 12,323,048 common shares of EMX, valued at US$32.5 million, such number representing approximately 12.5% of EMX's presently issued and outstanding common shares. SSR Mining also received a cash payment of US$33 million on closing, as well as the right to certain deferred and contingent payments of up to US$34 million for total consideration of US$99.5 million[1]. SSR Mining has acquired the EMX Common Shares for investment purposes, and may acquire further EMX Common Shares, or dispose of its holdings thereof, both as investment conditions warrant.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer
Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (416) 306-5789

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Source: SSR Mining

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[1] The royalty portfolio sold to EMX as part of the Transaction was reduced from 18 properties to 16, as the operator of two royalty properties in Mexico exercised a right of first refusal to acquire the royalties under the terms of their existing royalty agreements. The total consideration for the two royalties to be paid by the operator to SSR Mining is US$530,000, which was deducted as a purchase price adjustment from the share consideration paid to SSR Mining by EMX.